UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

as of June 30 (unaudited), 2018, and December 31, 2017

Report of the Independent Auditor

To

Shareholders and Directors

Embotelladora Andina S.A.

We have reviewed the accompanying interim consolidated financial statements of Embotelladora Andina S.A. and Subsidiaries, which comprise the interim consolidated statement of financial position as of June 30, 2018, and the interim consolidated comprehensive income statement for the six and three month periods ended June 30, 2018 and 2017, the interim consolidated statements of changes in equity and cash flows for the six month periods then ended and the related notes to the interim consolidated financial statements.

Management’s Responsibility for the Interim Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in conformity with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards (IFRS). This includes the design, implementation and maintainenance of sufficient internal control that provides the basis for the preparation and fair presentation of interim consolidated financial statements in accordance with the applicable financial reporting preparation and presentation framework.

Auditor’s Responsibility

Our responsibility is to perform a review in accordance with Generally Accepted Auditing Standards in Chile applicable to interim financial statement reviews. An interim financial statement review involves performing analytical procedures and making inquiries of the persons in charge of accounting and financial matters. The review is substantially less broad in scope than an audit to the financial statements in accordance with Generally Accepted Auditing Standards in Chile for the purpose of expressing an opinion on the financial statements. Therefore, we express no such opinion.

Conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements referred to above for it to be in conformity with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards (IFRS).

Other matters

On February 27, 2018 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2017 of  Embotelladora Andina S.A and Subsidiaries, which includes the statement of financial position as of December 31, 2017 as  presented in the accompanying consolidated interim financial statements, and corresponding notes.

Albert Oppenländer L.	EY Audit SpA.

Santiago, July 31, 2018

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of June 30, 2018, and December 31, 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

	NOTE	06.30.2018	12.31.2017
		ThCh$	ThCh$
		(unaudited)
ASSETS

Current assets:

Cash and cash equivalents	4	109,655,739	136,242,116
Other financial assets	5	4,000,101	14,138,161
Other non-financial assets	6.1	6,202,607	5,611,861
Trade and other accounts receivable, net	7	134,414,741	191,284,680
Accounts receivable from related companies	11.1	2,621,302	5,370,232
Inventory	8	138,115,007	131,363,000
Current tax assets	9.2	2,247,713	—
Total Current Assets		397,257,210	484,010,050

Non-Current Assets:
Other financial assets	5	89,116,846	74,259,085
Other non-financial assets	6.2	38,600,549	47,394,345
Trade and other receivables	7	1,858,581	2,395,851
Accounts receivable from related parties	11.1	118,439	156,492
Investments accounted for under the equity method	13.1	84,582,604	86,809,069
Intangible assets other than goodwill	14.1	652,457,485	663,272,878
Goodwill	14.2	87,560,918	93,598,217
Property, plant and equipment	10.1	611,617,706	659,750,499
Deferred income tax assets	9.5	2,246,560	3,212,981
Total Non-Current Assets		1,568,159,688	1,630,849,417
Total Assets		1,965,416,898	2,114,859,467

The accompanying notes 1 to 30 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

	NOTE	06.30.2018	12.31.2017
		ThCh$	ThCh$
		(unaudited)
LIABILITIES AND EQUITY

LIABILITIES
Current Liabilities:
Other financial liabilities	15	55,638,465	67,981,405
Trade and other accounts payable	16	180,931,055	257,519,477
Accounts payable to related parties	11.2	29,247,974	33,961,437
Provisions	17	2,441,074	2,676,418
Income taxes payable	9.3	6,540,227	3,184,965
Employee benefits current provisions	12	22,877,867	35,955,643
Other non-financial liabilities	18	26,443,434	27,007,977
Total Current Liabilities		324,120,096	428,287,322

Other financial liabilities	15	683,668,323	675,767,201
Trade and other payables	16	906,716	1,132,926
Provisions	17	60,574,022	62,947,748
Deferred income tax liabilities	9.5	121,798,639	125,204,566
Post-employment benefit liabilities	12	8,881,999	8,286,355
Other non-financial liabilities	18	153,606	—
Non-Current Liabilities:		875,983,305	873,338,796

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		349,018,958	335,523,254
Other reserves		124,823,517	185,049,228
Equity attributable to equity holders of the parent		744,580,049	791,310,056
Non-controlling interests		20,733,448	21,923,293
Total Equity		765,313,497	813,233,349
Total Liabilities and Equity		1,965,416,898	2,114,859,467

The accompanying notes 1 to 30 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

for the periods ended June 30, 2018 and 2017

		01.01.2018	01.01.2017	04.01.2018	04.01.2017
	NOTE	06.30.2018	06.30.2017	06.30.2018	06.30.2017
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		849,968,501	906,678,646	374,077,101	405,290,627
Cost of sales	23	(485,536,135)	(526,580,210)	(219,769,390)	(243,486,832)
Gross Profit		364,432,366	380,098,436	154,307,711	161,803,795
Other income	24	239,981	388,028	155,898	303,573
Distribution expenses	23	(85,316,272)	(92,273,486)	(37,674,991)	(42,043,546)
Administrative expenses	23	(161,425,525)	(175,049,046)	(78,496,120)	(85,127,209)
Other expenses	25	(9,312,916)	(9,791,096)	(3,636,243)	(4,601,750)
Other (loss) gains	27	(1,693,247)	(1,489,419)	(896,649)	(901,593)
Financial income	26	3,452,171	6,048,873	1,560,813	2,570,820
Financial expenses	26	(23,229,612)	(27,248,142)	(11,557,390)	(13,440,982)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	13.3	783,534	936,555	(163,132)	(136,309)
Foreign exchange differences		907,376	29,945	934,596	(79,469)
Income by indexation units		(3,877,387)	(2,872,611)	(2,036,269)	(2,046,844)
Net income before income taxes		84,960,469	78,778,037	22,498,224	16,300,486
Income tax expense	9.4	(28,293,792)	(25,603,228)	(11,554,511)	(6,851,347)
Net income		56,666,677	53,174,809	10,943,713	9,449,139

Net income attributable to
Equity holders of the parent		56,233,350	52,503,129	11,091,430	9,605,193
Non-controlling interests		433,327	671,680	(147,717)	(156,054)
Net income		56,666,677	53,174,809	10,943,713	9,449,139

		$	$	$	$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	56.58	52.83	11.16	9.66
Earnings per Series B Share	19.5	62.24	58.11	12.28	10.63

The accompanying notes 1 to 30 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

for the periods ended June 30, 2018 and 2017

	01.01.2018	01.01.2017	04.01.2018	04.01.2017
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	56,666,677	53,174,809	10,943,713	9,449,139
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(36,988)	(150,128)	(37,153)	(116,552)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(56,308,836)	(5,559,434)	(37,422,592)	(18,181,889)
Gain (losses) from cash flow hedges	(8,963,893)	(5,270,037)	8,471,093	11,800,729
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	9,987	38,283	10,029	29,721

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	2,450,536	356,721	2,387,835	722,679
Income tax related to cash flow hedges	2,794,110	3,148,951	(2,827,668)	(2,419,475)
Total comprehensive income	(3,388,407)	45,739,165	(18,474,743)	1,284,352

Equity holders of the parent	(3,992,361)	44,963,695	(18,535,434)	1,343,398
Non-controlling interests	603,954	775,470	60,691	(59,046)
Total comprehensive income	(3,388,407)	45,739,165	(18,474,743)	1,284,352

The accompanying notes 1 to 30 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity as of June 30, 2018 and 2017 (unaudited)

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2018	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349
Changes in Equity
Comprehensive income
Net income	—	—	—	—	—	—	56,233,350	56,233,350	433,327	56.666.677
Other comprehensive income	—	(54,028,927)	(6,169,783)	(27,001)	—	(60,225,711)	—	(60,225,711)	170,627	(60.055.084)
Total Comprehensive income	—	(54,028,927)	(6,169,783)	(27,001)	—	(60,225,711)	56,233,350	(3,992,361)	603,954	(3.388.407)
Dividends	—	—	—	—	—	—	(42,737,646)	(42,737,646)	(1,793,799)	(44,531,445)
Total changes in equity	—	(54,028,927)	(6,169,783)	(27,001)	—	(60,225,711)	13,495,704	(46,730,007)	(1,189,845)	(47,919,852)
Ending balance as of 06/30/2018	270.737.574	(291,106,499)	(9,264,454)	(1,942,588)	427,137,058	124,823,517	349,018,958	744,580,049	20,733,448	765,313,497

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive income
Net income	—	—	—	—	—	—	52,503,129	52,503,129	671,680	53,174,809
Other comprehensive income	—	(5,306,503)	(2,121,086)	(111,845)	—	(7,539,434)	—	(7,539,434)	103,790	(7,435,644)
Total Comprehensive income	—	(5,306,503)	(2,121,086)	(111,845)	—	(7,539,434)	52,503,129	44,963,695	775,470	45,739,165
Dividends	—	—	—	—	—	—	(37,768,146)	(37,768,146)	(220,097)	(37,988,243)
Total changes in equity	—	(5,306,503)	(2,121,086)	(111,845)	—	(7,539,434)	14,734,983	7,195,549	555,373	7,750,922
Ending balance as of 06/30/2017	270,737,574	(174,050,858)	(4,569,261)	(1,896,877)	427,137,058	246,620,062	310,443,495	827,801,131	22,119,818	849,920,949

The accompanying notes 1 to 30 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Direct Cash Flows

as of June 30, 2018 and 2017 (unaudited)

		01.01.2018	01.01.2017
	NOTE	06.30.2018	06.30.2017
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities

Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		1,088,227,834	1,135,448,160
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(703,107,361)	(701,019,638)
Payments to and on behalf of employees		(108,037,247)	(108,337,074)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(147,065,179)	(178,823,522)
Interest payments		(22,894,431)	(26,494,345)
Interest received		2,011,786	5,002,552
Income tax payments		(14,993,750)	(26,803,341)
Other cash movements (tax on bank debits Argentina and others)		(3,820,090)	(3,951,189)
Cash flows provided by (used in) Operating Activities		90,321,562	95,021,603

Cash flows provided by (used in) Investing Activities
Investment in associates	13.2	(1,500,000)	(19,379,434)
Proceeds from sale of Property, plant and equipment		148,117	80,831
Purchase of Property, plant and equipment		(59.196.303)	(72,685,488)
Purchase of intangible		—	(11,923,449)
Proceeds from other long-term assets (term deposits over 90 days)		13,883,132	62,758,426
Purchase of other long-term assets (term deposits over 90 days)		—	(28,400,000)
Payments on forward, term, option and financial exchange agreements		122,953	931,628
Net cash flows used in Investing Activities		(46,542,101)	(68,617,486)

Cash Flows generated from (used in) Financing Activities
Proceeds from short-term loans obtained		22,575,209	32,379,220
Loan payments		(36,882,543)	(17,519,568)
Financial lease liability payments		(1,618,660)	(2,520,892)
Dividend payments by the reporting entity		(44,503,365)	(37,775,408)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(6,339,409)	(9,219,536)
Net cash flows (used in) generated by Financing Activities		(66,768,768)	(34,656,184)

Net increase in cash and cash equivalents before exchange differences		(22,989,307)	(8,252,067)
Effects of exchange differences on cash and cash equivalents		(3,597,070)	(797,276)
Net decrease in cash and cash equivalents		(26,586,377)	(9,049,343)
Cash and cash equivalents – beginning of year	4	136,242,116	141,263,880
Cash and cash equivalents - end of year	4	109,655,739	132,214,537

The accompanying notes 1 to 30 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereafter “Andina,” and together with its subsidiaries, the “Company”) is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (previously the Superintendence of Securities and Insurance) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. are to manufacture, bottle, commercialize and/or distribute Coca-Cola products and brands registered by The Coca-Cola Company. The Company has operations and is licensed by The Coca-Cola Company in its territories Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, in the states of Rio de Janeiro, Espirito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. Licenses for the territories in Chile expire in January 2019 and October 2023. In Argentina they expire in 2022; in Brazil they are in the renewal process and in Paraguay they expire in 2020. Said licenses are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company. These licenses are expected to be renewed under similar conditions on the date of expiration.

As of June 30, 2018, regarding Andina’s principal shareholders, the Controlling Group(1) holds 55.72% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, borough of Renca, Santiago, Chile.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1           Periods covered

These Consolidated Financial Statements encompass the following periods:

(1)  Controlling Group: Inversiones SH Seis Limitada , Inversiones Cabildo SpA, Inversiones Chucao Limitada, today Inversiones Lleuque Limitada , Inversiones Nueva Delta S.A. , Inversiones Nueva Delta Dos S.A. , Inversiones Las Gaviotas Dos Limitada, today Inversiones Playa Amarilla SpA , Inversiones Playa Negra Dos Limitada, today Inversiones Playa Negra SpA , Inversiones Don Alfonso Dos Limitada, today Inversiones Don Alfonso Limitada , Inversiones El Campanario Dos Limitada, today Inversiones El Campanario Limitada , Inversiones Los Robles Dos Limitada, today Inversiones Los Robles Limitada  and Inversiones Las Viñas Dos Limitada, today Inversiones Las Niñas Dos SpA . For more information on the structure of the Controlling Group please refer to page 58 of Andina’s 2017 Annual Report, available at www.koandina.com

Consolidated Statement of Financial Position: As of June 30, 2018, and December 31, 2017.

Consolidated Income Statements by Function and Comprehensive Income: For the quarter and six months ended June 30, 2018 and 2017.

Consolidated Interim Statements of Changes in Equity:  Balance and movements between January 1 and June 30, 2018 and 2017.

Consolidated Interim Statements of Direct Cash Flows: For the periods between January 1 and June 30, 2018 and 2017.

2.2                     Basis of preparation

The Company’s Consolidated Interim Financial Statements for the period ended June 30, 2018 and December 31, 2017, were prepared in accordance with the International Accounting Standard N°34 (IAS 34) incorporated in the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The Consolidated Interim Financial Statements have been presented in accordance to the historic cost criteria, although amended by the revaluation of certain financial instruments and derivative financial instruments.

These Consolidated Interim Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of June 30, 2018 and December 31, 2017, and the results of operations, changes in equity and statements of cash flows for the periods between January 1 and June 30, 2018 and 2017, which were approved by the Board of Directors on July 31, 2018.

These Consolidated Interim Financial Statements have been prepared, based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated interim financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of June 30, 2018 and December 31, 2017, and results of operations for the periods between January 1 and June 30, and April 1 and June 30, 2018 and 2017, and cash flows for the periods between January 1 and June 30, 2018 and 2017. Income or losses from subsidiaries acquired or sold are included in the Consolidated Interim Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated interim financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		06-30-2018			12-31-2017
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                  Brazilian operations

•                  Argentine operations

•                  Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Consolidated Interim Financial Statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates and value of the UF at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean Peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	G$ Paraguayan Guaraní	€ Euro
06.30.2018	651.21	168.89	22.57	27,158.77	0.114	760.32
12.31.2017	614.75	185.84	32.96	26,798.14	0.110	739.15
06.30.2017	664.29	200.80	39.95	26,665.09	0.1195	758.32

2.5.3                             Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Revenue and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$Brazilian Real
Embotelladora del Atlántico S.A.	A$Argentine Peso
Andina Empaques Argentina S.A.	A$Argentine Peso
Paraguay Refrescos S.A.	G$Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable, which are considered part of an equity investment, are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                               Property, plant, and equipment

Assets included in Property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of Property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between the valuation of liabilities at fair value and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement-reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function.

If there are items available for sale and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination.  Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                               Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                               Financial assets

Pursuant to IFRS 9, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at fair value with changes in P&L (FVPL), amortized cost or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: The Group’s business model for managing assets; and if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The new classification and measurement of the Group’s financial assets are:

•                  Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

•                  Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

•                  Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation.  This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

•                  Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

The Group’s financial liabilities accounting, to a large extent continues to be same as the one set forth in IAS 39.  Similar to the requirements of IAS 39, IFRS 9 requires that assets for contingent services be treated as financial instruments measured at fair value, with changes in fair value recognized in P&L.

Pursuant to IFRS 9, implicit derivatives are no longer separated from a principal financial asset.  Financial assets, however, are classified according to contractual terms and the Group’s business model.

2.10                                Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group.. As of June 30, 2018, and December 31, 2017, the Company had no implicit derivatives.

Fair value hierarchy

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:  Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:  Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:  Inputs for the assets or liabilities that are not based on observable market data information.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables and other accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents includes cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.16                                Employee benefits

The Company has a provision to cover indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of Property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases that are capitalized at the inception of the lease of the item of Property, plant and equipment at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.19                                Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20                                Revenue recognition

Pursuant to IFRS 15, Revenues are recognized on the physical delivery of products to customers and no kind of contract exists granting additional rights to clients that can be unilaterally enforced.

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities. These revenues are transferred and are presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes said Revenues when they can be reliably valued, and when it is probable that the future economic benefits will flow to the Company.

2.21                       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.23                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements.

2.23.1             Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2              Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on the restated valued of expected credit losses pursuant to IFRS 9.

2.23.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1                      New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2018.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Standards, Interpretations and Amendments	Mandatory Application Date
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advanced Considerations	January 1, 2018
IAS 28	Investments in Associates and Joint Ventures— decision to measure participation in associates and joint ventures at fair value with changes in results	January 1, 2018

IFRS 9 “Financial Instruments”

The final version of IFRS 9 Financial Instruments was issued in July 2014, incorporating all the phases of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement for the annual periods beginning on or after January 1, 2018, this standard includes new requirements based on classification, measurement, impairment and hedge accounting principles, it introduces a “more prospective” model for expected credit losses for impairment accounting and a significantly reformed focus for hedge accounting.

The Company has completed the assessment process of the possible impacts that the adoption of IFRS 9 represents for the Consolidated Financial Statements.  As part of the process, management has concluded that they have no significant impact on the Company’s Consolidated Financial Statements.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 Revenue from Contracts with Customers, issued in May 2014 is a new standard applicable to all contracts with customers, except leases, financial instruments and insurance contracts.  It is a joint project with the FASB to eliminate differences upon recognizing revenue between IFRS and US GAAP.  This new standard pretends to improve inconsistencies and weaknesses of IAS 18 and deliver a model that will facilitate comparability of companies in different industries and regions. It grants a new model for recognizing revenue and more detailed requirements for contracts with multiple elements.  It also requires more detailed disclosure.

With regards to the reporting segment of Embotelladora Andina, revenue channels are mainly related to the sale of finished product and the delivery of promotional products, which are currently being recognized in the statement of income when the Company transfers these products to the customers. These revenue channels are supported by contracts with different retailers through traditional and modern channels, in which prices with such customers are constantly negotiated due to the high turnover of the Company’s products and in order to remain competitive in the market.

The Company has completed the assessment process of the possible impacts that the adoption of IFRS 15 represents for the Consolidated Financial Statements. As part of the process, management has concluded they have no significant impact on the Company’s Consolidated Financial Statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advanced Considerations”

The Interpretation addresses the way to determine the date of the transaction in order to establish the exchange rate to be used on the initial recognition of the related asset, expense or income (or the corresponding part of these) in the de-recognition of accounts of a non-monetary asset or liability arising from a payment or collection of advanced consideration in foreign currency, for this purpose the date of the transaction corresponds to the moment in which an entity initially recognizes the non-monetary asset or liability arising from the payment or collection of the advanced consideration.  If there are multiple advanced payments or collections, the entity shall determine a transaction date for each advanced consideration payment or collection.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s Consolidated Interim Financial Statements.

IAS 28 “Investments in associates and joint ventures - decision to measure participation in associates and joint ventures at fair value with changes in results”

The amendment clarifies that an entity that is a venture capital organization, or another qualifying entity, can choose in the initial recognition to assess its investments in associates and joint ventures at fair value with changes in results. If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, it may choose to keep the measurement at fair value applied by its associate. The amendment must be applied retrospectively.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s Consolidated Financial Statements.

2.24.2              New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2019.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, but are still not effective at the date of these financial statements, are detailed below. The Company has not performed an early application of these rules:

	New Standards	Mandatory application date
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Conceptual Framework	Revised Conceptual Framework	January 1, 2020

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 Leases.

IFRS 16 sets the definition of a lease agreement and specifies the accounting treatment of assets and liabilities arising from these contracts from the point of view of the lessor and lessee. The new standard does not differ significantly from the preceding standard, IAS 17 Leases, regarding accounting treatment from the point of view of the lessor. However, from the point of view of the lessee, the new standard requires the recognition of assets and liabilities for most of leasing contracts. IFRS 16 will be mandatory for annual periods beginning after January 1, 2019. Early application is permitted if adopted together with IFRS 15 Revenue from Contracts with Customers.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB issued IFRIC Interpretation 23, clarifying the application of recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about the tax treatments. This interpretation shall be applied for annual periods beginning after January 1, 2019.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in march 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts.

Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event.  The Revised Conceptual Framework becomes effective for periods ending on or after January 1, 2020.

The Company will assess the impact of these new definitions.

	Amendments and Improvements	Mandatory application date
IFRS 3	Business Combinations	January 1, 2019
IFRS 9	Financial Instruments	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 28	Investments in Associates	January 1, 2019
IAS 19	Employee Benefits — Amendment, reduction or liquidation of the plan	January 1, 2019
IFRS 10 and IAS 28	Consolidated Financial Statements — sale or contribution of assets between an investor and its associate or joint venture	To be defined

IFRS 3 “Business Combinations”

The amendments clarify that when an entity gets control of an entity that is a joint venture, the requirements for a phased business combination are applicable, including the interests previously held on the assets and liabilities of a joint venture presented at fair value. The amendments must apply to business combinations made after January 1, 2019. Early application is allowed.

The entity will perform an assessment of the impact of the improvement once it becomes effective.

IFRS 9 “Financial Instruments — Payments with negative compensation”

A debt instrument can be measured at amortized cost, cost or at fair value through another comprehensive result, provided that the contractual cash flows are only principal and interest payments on the outstanding principal capital and the instrument is carried out within the business model for that classification. Amendments to IFRS 9 aim to clarify that a financial asset meets the criterion of only principal plus interest payments regardless of the event or circumstance that causes the anticipated termination of the contract or of which party pays or receives reasonable compensation for early termination of the contract.

Amendments to IFRS 9 shall apply when prepayment is approximate to unpaid capital and interest amounts in such a way as to reflect the change in reference interest rate. This implies that prepayments at fair value or for an amount including the fair value of the cost of an associated hedging instrument will normally satisfy the criterion only principal payments plus interest only if other elements of the change in fair value, such as the effects of credit risk or liquidity are not representative. Application begins January 1, 2019 and will be retrospectively performed with early adoption allowed.

The Company will assess the impact of the amendment once it becomes effective.

IFRS 11 “Joint Arrangements”

The amendment affects joint arrangements on interests previously held in a joint operation. A participating party, but that does not have the joint control of a joint operation could gain control if the joint operation activity constitutes a business as defined by IFRS 3. The amendments clarify that the interests previously maintained in that joint operation are not re-measured at the time of the operation. The amendments shall apply to transactions in which the joint control is acquired after January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 12 “Income Taxes”

The amendments clarify that the income tax on dividends generated by financial instruments classified as equity are more directly linked to past transactions or events that generated distribution of profits than distribution to the owners. Therefore, an entity recognizes income tax on dividends in results, other comprehensive income or equity, according to where the entity originally recognized those transactions or past events. The amendments shall apply to dividends recognized after January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 23 “Borrowing Costs”

The amendments clarify that an entity treats any indebtedness originally made to develop a qualified asset as a general loan when substantially all the activities necessary to culminate that asset for use or sale are complete. Amendments should be applied beginning January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 28 Investments in Associates

The amendments clarify that an entity applies IFRS 9 Financial Instruments for long-term investments in associates or joint ventures for those investments that do not apply the equity method but which, in substance, is part of the net investment in the associate or joint venture. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests. Entities should apply the amendments retrospectively, with certain exceptions, and shall become effective beginning January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 19          Employee Benefits — Amendment, reduction or liquidation of the plan

Amendments to IAS 19 address accounting when the plan is amended, reduced or liquidated during a reporting period.

The amendments specify that when a plan has been amended, reduced or liquidated during the annual reporting period, the entity must:

•                  Determine the current cost of services for the remainder of the period following the amendment, reduction or liquidation of the plan, using the actuarial assumptions used to re-measure the liability (asset) for net defined benefits, reflecting the benefits offered under the plan and the assets of the plan after that event.

•                  Determine the net interest for the remainder of the period after the amendment, reduction or liquidation of the plan using: net liabilities (assets), for defined benefits that reflect the benefits offered under the plan and the assets of the plan after that event; and the discount rate used to re-measure net liabilities (assets) for defined benefits.

The amendments clarify that an entity first determines any past service costs, or a gain or loss in liquidation, without considering the asset ceiling effect. This amount is recognized under income. An entity then determines the asset ceiling effect after the plan is amended, reduced, or liquidated. Any change in that effect, excluding the amounts included in net interest, is recognized under other comprehensive income.

This clarification states that entities may have to recognize a past service cost, or a result in liquidation that reduces a surplus that was not recognized before. Changes to the asset ceiling effect are not offset by those amounts.

The amendments apply to amendments, reductions or liquidations of the plan occurring at or after the commencement of the first annual reporting period beginning on or after January 1, 2019. Early application is permitted, which must be disclosed.

The entity will evaluate the impact of the amendment once it becomes effective.

IFRS 10 Consolidated Interim Financial Statements and IAS 28 Investment in Associates and Joint Ventures — sale or contribution of assets between an investor and its associate or joint venture

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of 10 IFRS and IAS 28 (2011) in the treatment of the contribution or sale of assets between an investor and the associate or joint venture. Amendments, issued in September of 2014, established that when the transaction involves a business (both in a subsidiary or not) it recognizes all profit or loss generated. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The date of mandatory application of these amendments is to be determined since IASB is waiting for the results of its research project on accounting using the equity method. These amendments must be applied retrospectively, and early adoption is permitted, which must be disclosed.

The Company will assess the impact of the amendment once it becomes effective.

NOTE 3 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Operation in Chile

•                  Operation in Brazil

•                  Operation in Argentina

•                  Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and income related to corporate management, have been assigned to the Chilean soft drinks segment, since Chile is the country that manages and pays corporate expenses, which would also be substantially incurred, independent to the existence of foreign subsidiaries.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended June 30, 2018	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	273,939,944	236,154,384	267,958,454	72,684,876	(769,157)	849,968,501
Cost of sales	(161,736,659)	(120,120,851)	(162,324,309)	(42,123,473)	769,157	(485,536,135)
Distribution expenses	(26,738,727)	(35,733,059)	(19,035,746)	(3,808,740)	—	(85,316,272)
Administrative expenses	(58,087,871)	(46,565,833)	(45,909,611)	(10,862,210)	—	(161,425,525)
Finance income	1,233,837	1,003,991	1,098,458	115,885	—	3,452,171
Finance expense	(7,899,110)	(207,199)	(15,123,303)	—	—	(23,229,612)
Interest expense, net*	(6,665,273)	796,792	(14,024,845)	115,885	—	(19,777,441)
Share of the entity in income of associates	351,782	—	431,752	—	—	783,534
Income tax expense	(10,998,657)	(9,972,425)	(4,616,651)	(2,706,059)	—	(28,293,792)
Other income (loss)	(5,144,042)	(2,833,589)	(6,169,916)	411,354	—	(13,736,193)
Net income of the segment reported	4,920,497	21,725,419	16,309,128	13,711,633	—	56,666,677

Depreciation and amortization	20,681,203	6,589,049	13,128,075	4,700,712	—	45,099,039
Current assets	187,679,962	67,245,136	107,578,298	34,753,814	—	397,257,210
Non-current assets	631,764,648	68,704,986	627,219,623	240,470,431	—	1,568,159,688
Segment assets, total	819,444,610	135,950,122	734,797,921	275,224,245	—	1,965,416,898

Carrying amount in associates and joint ventures accounted for using the equity method, total	35,940,672	—	48,641,932	—	—	84,582,604
Capital expenditures and other	22,012,676	14,977,070	20,208,772	3,497,785	—	60,696,303

Current liabilities	134,236,475	64,699,971	99,551,058	25,632,592	—	324,120,096
Non-current liabilities	466,183,096	1,113,493	393,100,377	15,586,339	—	875,983,305
Segment liabilities, total	600,419,571	65,813,464	492,651,435	41,218,931	—	1,200,103,401

Cash flows provided by in Operating Activities	27,249,052	16,523,782	27,075,891	19,472,837	—	90,321,562
Cash flows (used in) provided by Investing Activities	(7,859,719)	(14,975,826)	(20,208,771)	(3,497,785)	—	(46,542,101)
Cash flows (used in) provided by Financing Activities	(51,136,632)	(12,507,267)	(3,000,015)	(124,854)	—	(66,768,768)

(*)         Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended June 30, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	269,592,825	270,153,820	302,380,128	65,663,133	(1,111,260)	906,678,646
Cost of sales	(160,815,435)	(146,128,340)	(181,798,236)	(38,949,459)	1,111,260	(526,580,210)
Distribution expenses	(27,192,168)	(39,951,123)	(21,439,166)	(3,691,029)	—	(92,273,486)
Administrative expenses	(58,077,570)	(51,335,139)	(55,158,100)	(10,478,237)	—	(175,049,046)
Finance income	1,358,972	953,327	3,554,218	182,356	—	6,048,873
Finance expense	(7,510,956)	(1,637,157)	(18,093,578)	(6,451)	—	(27,248,142)
Interest expense, net*	(6,151,984)	(683,830)	(14,539,360)	175,905	—	(21,199,269)
Share of the entity in income of associates	480,580	(243)	456,218	—	—	936,555
Income tax expense	(8,467,434)	(9,387,233)	(5,518,926)	(2,229,635)	—	(25,603,228)
Other income (loss)	(5,154,183)	(4,492,989)	(4,239,044)	151,063	—	(13,735,153)
Net income of the segment reported	4,214,631	18,174,923	20,143,514	10,641,741	—	53,174,809

Depreciation and amortization	21,218,314	9,034,295	14,485,873	5,581,863	—	50,320,345
Current assets	199,780,771	83,610,273	140,414,810	23,533,865	—	447,339,719
Non-current assets	648,457,256	105,367,300	662,178,023	255,939,704	—	1,671,942,283
Segment assets, total	848,238,027	188,977,573	802,592,833	279,473,569	—	2,119,282,002

Carrying amount in associates and joint ventures accounted for using the equity method, total	29,972,849	—	56,891,171	—	—	86,864,020
Capital expenditures and other	35,811,424	25,539,615	31,983,056	10,654,276	—	103,988,371

Current liabilities	121,409,997	96,602,821	99,516,245	23,596,423	—	341,125,486
Non-current liabilities	481,055,755	(1,930,185)	432,901,896	16,208,101	—	928,235,567
Segment liabilities, total	602,465,752	94,672,636	532,418,141	39,804,524	—	1,269,361,053

Cash flows provided by Operating Activities	38,380,942	(6,922,316)	46,154,112	17,408,865	—	95,021,603
Cash flows (used in) provided by Investing Activities	(441,987)	(25,538,168)	(31,983,056)	(10,654,275)	—	(68,617,486)
Cash flows (used in) provided by Financing Activities	(47,133,183)	20,696,321	(8,219,322)	—	—	(34,656,184)

(*)         Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
By item
Cash	376,485	139,835
Bank balances	24,950,406	29,234,531
Time deposits	—	10,616,688
Mutual funds	84,328,848	96,251,062
Total cash and cash equivalents	109,655,739	136,242,116

By currency	ThCh$	ThCh$
Dollar	9,105,858	6,973,298
Euro	55,399	17,245
Argentine Peso	1,929,971	19,681,449
Chilean Peso	74,247,385	80,985,719
Paraguayan Guaraní	6,824,157	6,804,997
Brazilian Real	17,492,969	21,779,408
Total cash and cash equivalents	109,655,739	136,242,116

4.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	06.30.2018	12.31.2017
			ThCh$	%	ThCh$	ThCh$
12-29-2017	Banco Santander	Chilean pesos	7,500,000	2.52%	—	7,516,275
12-29-2017	Banco Santander	Chilean pesos	2,700,000	2.40%	—	2,700,360
12-29-2017	Banco Santander	Chilean pesos	400,000	2.40%	—	400,053
Total					—	10,616,688

4.2          Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	06.30.2018	12.31.2017
	ThCh$	ThCh$
Mutual fund Banco Estado - Chile	19,577,447	9,002,000
Mutual fund Larrain Vial - Chile	12,499,608	6,349,486
Mutual fund Scotiabank - Chile	11,410,572	5,878,523
Mutual fund Banco Security - Chile	10,793,661	14,242,343
Mutual fund BTG - Chile	8,436,989	5,823,608
Wester Asset Institutional Cash Reserves - USA	5,491,063	3,740,526
Mutual fund Itaú - Brazil	4,680,646	4,922,923
Mutual fund Santander - Brazil	3,811,195	4,748,368
Mutual fund Bradesco - Brazil	3,645,513	5,046,882
Mutual fund Votorantim	2,242,111	—
Fima fund Saving Plus C - Argentina	—	8,275,073
Fima fund Saving Pesos C - Argentina	—	8,308,664
Mutual fund Corporativo Banchile - Chile	—	17,645,940
Fima fund Primium B - Argentina	927,458	1,495,556
Citi Institutional Liquid Reserves Limited. (C.GAM)	812,585	771,170
Total mutual funds	84,328,848	96,251,062

NOTE 5 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion

a.1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	06.30.2018	12.31.2017
				ThCh$	%
03-15-2018	03-15-2019	Votorantim	Brazilian reais	12,729	8.82%	12,836	—
08-09-2017	02-12-2018	Banco Santander - Chile	Unidad de fomento	7,000,000	1.04%	—	7,082,167
09-25-2017	02-26-2018	BCI	Unidad de fomento	1,500,000	1.36%	—	1,516,454
09-25-2017	05-28-2018	Banco Santander - Chile	Unidad de fomento	5,000,000	0.94%	—	5,049,376
06-13-2017	03-15-2018	Votorantim	Brazilian reais	20,013	8.82%	—	21,145
						12,836	13,669,142

a.2 Rights in Forward Contracts

	06.30.2018	12.31.2017
	ThCh$	ThCh$
Rights in Forward Contracts — Forward (see details in Note 20)	3,987,265	469,019
Total other Financial Assets, current	4,001,101	14,138,161

b)             Non-current

	06.30.2018	12.31.2017
	ThCh$	ThCh$
Rights in forward contracts (see note 20)	83,286,499	61,898,833
Rights in Ades(*) manufacturing companies	8,514,558	14,153,111
Increase (decrease) in foreign currency exchange	(2,684,211)	(1,792,859)
Total	89,116,846	74,259,085

(*) On December 27, 2016, Coca-Cola Andina confirmed to The Coca-Cola Company its decision to participate in the “AdeS” business and commercialize said products in all its franchise territories,  As a result, the operation materialized on March 28, 2017, and pursuant to the agreements, implied a disbursement of US$39 million, ThCh$14,153,111 were allocated to the purchase of rights in the manufacturing company “AdeS” and ThCh$11,923,449 were allocated to distribution rights of the “AdeS” products.  The rights in the acquired companies are distributed as follows:

•                  Purchase of 13.0% interest in the Argentine company Alimentos de Soya S.A. for ThCh$9,661,283.

•                  Purchase of 8.5% interest in the Brazilian company UBI 3 Participações Ltda. for ThCh$4,491,828.

NOTE 6 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1                          Other current, non-financial assets

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Prepaid expenses	5,007,796	4,839,465
Tax credit remainder	525,994	169,120
Guarantee deposit (Argentine)	4,525	6,608
Other current assets	664,292	596,668
Total	6,202,607	5,611,861

Note 6.2   Other non-current, non-financial assets

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Advance payment to suppliers of property, plant & equipment (1)	17,881,675	24,269,901
Judicial deposits (see note 21.2)	17,154,433	18,393,546
Fiscal credits	1,651,079	2,287,051
Prepaid expenses	793,717	1,113,154
Others	1,119,645	1,330,693
Total	38,600,549	47,394,345

(1)         Corresponds to advance payments made for the construction of the new “Duque de Caxias” bottling plant in Brazil.

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	06.30.2018			12.31.2017
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	99,491,062	(2,979,662)	96,511,400	157,926,958	(3,521,734)	154,405,224
Other current debtors	33,284,411	(2,830,787)	30,453,624	31,015,390	(2,825,453)	28,189,937
Current commercial debtors	132,775,473	(5,810,449)	126,965,024	188,942,348	(6,347,187)	182,595,161
Prepayments suppliers	6,407,465	—	6,407,465	8,057,544	—	8,057,544
Other current accounts receivable	1,156,266	(114,014)	1,042,252	778,901	(146,926)	631,975

Commercial debtors and other current accounts receivable	140,339,204	(5,924,463)	134,414,741	197,778,793	(6,494,113)	191,284,680

Non-current accounts receivable
Trade debtors	59,817	—	59,817	58,336	—	58,336
Other non-current debtors	1,798,764	—	1,798,764	2,335,322	—	2,335,322
Other non-current accounts receivable	—	—	—	2,193	—	2,193
Non-current accounts receivable	1,858,581	—	1,858,581	2,395,851	—	2,395,851
Trade and other receivables	142,197,785	(5,924,463)	136,273,322	200,174,644	(6,494,113)	193,680,531

Stratification of portfolio current and non-current debtors from credit operations

	06.30.2018	12.31.2017
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	91,540,744	151,275,377
31 and 60 days	2,529,449	908,980
61 and 90 days	559,640	1,050,476
91 and 120 days	294,674	331,740
121 and 150 days	324,344	709,400
151 and 180 days	290,067	62,834
181 and 210 days	627,930	82,863
211 and 250 days	147,292	538,081
More than 250 days	3,236,739	3,025,543
Total	99,550,879	157,985,294

The Company has an approximate number of 276,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 65,400 in Chile, 89,200 in Brazil, 64,400 in Argentina and 57,000 in Paraguay.

	06.30.2018	12.31.2017
	ThCh$	ThCh$
Current commercial debtors	99,491,062	157,926,958
Non-current commercial debtors	59,817	58,336
Total	99,550,879	157,985,294

The movement in the allowance for doubtful accounts is presented below:

	06.30.2018	12.31.2017
	ThCh$	ThCh$
Opening balance	6,494,113	6,697,156
Bad debt expense	605,065	2,004,958
Provision application	(719,655)	(1,708,602)
Change due to foreign exchange differences	(455,060)	(499,399)
Movement	(569,650)	(203,043)
Ending balance	5,924,463	6,494,113

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	06.30.2018	12.31.2017
	ThCh$	ThCh$
Raw materials (1)	88,356,150	78,216,172
Finished goods	29,023,997	32,097,377
Spare parts and supplies	18,802,780	19,774,056
Work in progress	702,579	676,609
Other inventories	3,550,131	4,134,237
Obsolescence provision (2)	(2,320,630)	(3,535,451)
Total	138,115,007	131,363,000

The cost of inventory recognized as cost of sales as of June 30, 2018 and 2017, is ThCh$485,536,135 and ThCh$526,580,210, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

NOTE 9 — CURRENT AND DEFERRED INCOME TAXES

9.1                               Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which was ratified by the Shareholders’ Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2                               Current tax assets

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Tax credits (1)	2,247,713	—
Total	2,247,713	—

(1)    Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations, and additionally income tax recoveries requested by Brazil.

9.3                               Current tax liabilities

Current tax payable are detailed as follows:

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Income tax expense	6,540,227	3,184,965
Total	6,540,227	3,184,965

9.4                                        Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	06.30.2018	06.30.2017
	ThCh$	ThCh$
Current income tax expense	27,925,569	21,503,747
Current tax adjustment previous period	394,516	153,653
Withholding tax expense foreign subsidiaries	1,773,175	3,732,480
Other current tax expense (income)	38,236	33,684
Current income tax expense	30,131,496	25,423,564
Income (expense) for the creation and reversal of current tax difference	(1,837,704)	179,664
Expense (income) for deferred taxes	(1,837,704)	179,664
Total income tax expense	28,293,792	25,603,228

9.5                               Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	06.30.2018		12.31.2017
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	6,085,810	44,866,085	5,978,377	47,179,903
Obsolescence provision	768,725	137,620	2,215,341	200,979
Employee benefits	4,488,792	4,072	5,391,796	—
Post-employment benefits	50,319	1,003,727	61,155	1,020,522
Tax loss carried-forwards (1)	9,540,780	—	10,056,534	—
Tax Goodwill Brazil	18,074,583	—	23,195,957	—
Contingency provision	30,098,839	—	31,177,351	—
Foreign exchange differences (2)	9,012,405	—	7,631,498	—
Allowance for doubtful accounts	1,166,968	—	1,155,542	—
Coca-Cola incentives (Argentina)	591,613	—	451,790	—
Assets and liabilities for placement of bonds	—	1,241,937	—	1,297,000
Lease liabilities	—	—	1,083,010	—
Inventories	—	—	350,746	—
Distribution rights	—	157,416,938	—	163,850,599
Others	6,633,953	1,394,487	3,729,093	920,772
Subtotal	86,512,787	206,064,866	92,478,190	214,469,775
Total liabilities net	2,246,560	121,798,639	3,212,981	125,204,566
Total net movement fiscal year	—	119,552,079	—	121,991,585

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred.

9.6                               Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	06.30.2018	12.31.2017
	ThCh$	ThCh$
Opening Balance	121,991,585	125,608,802
Increase (decrease) in deferred tax	(2,529,670)	(3,417,011)
Increase (decrease) due to foreign currency translation	90,164	(200,206)
Movements	(2,439,506)	(3,617,217)
Ending balance	119,552,079	121,991,585

9.7                               Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense is detailed as follows:

Income tax	06.30.2018	06.30.2017
	ThCh$	ThCh$
Current income taxes
Foreign	(19,872,351)	(17,481,352)
Domestic	(10,259,145)	(7,942,212)
Current income tax expense	(30,131,496)	(25,423,564)

Deferred income taxes
Foreign	2,577,216	345,558
Domestic	(739,512)	(525,222)
Deferred income tax expense	1,837,704	(179,664)
Income tax expense	(28,293,792)	(25,603,228)

9.8                                       Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	06.30.2018	06.30.2017
	ThCh$	ThCh$
Net income before taxes	84,960,469	78,778,037
Tax expense at legal rate (25.5%)	—	(20,088,398)
Tax expense at legal rate (27.0%)	(22,939,327)	—
Effect of a different tax rate in other jurisdictions	534,809	(1,945,246)

Permanent differences:
Non-taxable revenues	4,853,379	5,266,185
Non-deductible expenses	(2,896,457)	(2,713,823)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(7,846,196)	(6,121,946)
Adjustments to tax expense	(5,889,274)	(3,569,584)

Tax expense at effective rate	(28,293,792)	(25,603,228)
Effective rate	33.3%	32.5%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2018	2017
Chile	27.0%	25.5%
Brazil	34.0%	34.0%
Argentina	30.0%	35.0%
Paraguay	10.0%	10.0%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	33,589,158	84,118,716	—	—	33,589,158	84,118,716
Land	93,530,841	96,990,155	—	—	93,530,841	96,990,155
Buildings	244,161,104	222,101,850	(59,624,779)	(59,716,002)	184,536,325	162,385,848
Plant and equipment	426,532,244	431,876,945	(267,974,516)	(276,043,865)	158,557,728	155,833,080
Information technology	20,346,434	20,697,750	(15,311,420)	(16,070,425)	5,035,014	4,627,325
Fixed facilities and accessories	30.582.120	32,990,387	(13,227,634)	(13,400,510)	17,354,486	19,589,877
Vehicles	48,848,007	52,587,886	(28,330,130)	(23,324,621)	20,517,877	29,263,265
Leasehold improvements	137,140	115,768	(98,772)	(108,353)	38,368	7,415
Other Property, plant and equipment (1)	384.573.157	395,823,718	(286,115,248)	(288,888,900)	98,457,909	106,934,818
Total	1,282,300,205	1,337,303,175	(670,682,499)	(677,552,676)	611,617,706	659,750,499

(1)       Other Property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other Property, plant and equipment	06.30.2018	12.31.2017
	ThCh$	ThCh$
Bottles	47,759,230	51,876,569
Marketing and promotional assets	37,028,778	42,798,282
Other Property, plant and equipment	13,669,901	12,259,967
Total	98,457,909	106,934,818

The Company has insurance to protect its Property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	:	Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuquén, Comodoro Rivadavia, Trelew, and Tierra del Fuego
Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria, part of São Paulo and Minas Gerais.
Paraguay	:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2018	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499
Additions	20,390,035	—	223,237	3,013,016	245,152	208,713	454,068	1,018	24,809,485	49,344,724
Disposals	(6,700)	—	(30,066)	(154,760)	—	—	(1,160)	—	(779,007)	(971,693)
Transfers between items of Property, plant and equipment	(65,233,004)	—	35,103,697	24,787,743	421,201	115,481	1,802,845	22,328	2,979,709	—
Depreciation expense	—	—	(2,987,003)	(16,807,684)	(894,906)	(984,653)	(2,631,773)	(2,512)	(19,648,335)	(43,956,866)
Increase (decrease) due to foreign currency translation differences	(4,047,942)	(3,470,884)	(10,159,388)	(6,998,349)	(358,818)	(1,574,932)	(7,981,867)	10,865	(10,883,030)	(45,464,345)
Other increase (decrease) (1)	(1,631,947)	11,570	—	(1,115,318)	995,060	—	(387,501)	(746)	(4,955,731)	(7,084,613)
Total movements	(50,529,558)	(3,459,314)	22,150,477	2,724,648	407,689	(2,235,391)	(8,745,388)	30,953	(8,476,909)	(48,132,793)
Ending balance at June 30, 2018	33,589,158	93,530,841	184,536,325	158,557,728	5,035,014	17,354,486	20,517,877	38,368	98,457,909	611,617,706

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	89,392,003	4,955,929	1,674,734	4,992,508	945,827	(4,161)	1,512,162	13,529	44,451,636	147,934,167
Disposals	—	—	(300,079)	(700,973)	(1,062,530)	—	(173,190)	—	(790,242)	(3,027,014)
Transfers between items of Property, plant and equipment	(41,957,409)	—	3,450,060	24,250,647	1,133,684	2,548,441	2,253,061	—	8,321,516	—
Depreciation expense	—	—	(5,880,770)	(36,026,939)	(2,190,107)	(2,112,681)	(5,303,332)	(61,033)	(45,746,096)	(97,320,958)
Increase (decrease) due to foreign currency translation differences	(13,319,346)	72,350	(9,538,737)	(20,492,851)	(320,634)	(1,307,835)	7,441,057	(34,272)	(7,670,229)	(45,170,497)
Other increase (decrease) (1)	17,357	—	(92,521)	(6,591,937)	(1,827)	—	(362,918)	(101,332)	(1,682,906)	(8,816,084)
Total movements	34,132,605	5,028,279	(10,687,313)	(34,569,545)	(1,495,587)	(876,236)	5,366,840	(183,108)	(3,116,321)	(6,400,386)
Ending balance at December 31, 2017	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1                                Accounts receivable:

11.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2018	12.31.2017
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	2,466,733	4,220,936
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	126,954	303,866
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	23,648	16,674
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	3,967	—
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	—	181,414
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	—	647,342

Total					2,621,302	5,370,232

11.1.2                      Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2018	12.31.2017
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S,A,	Shareholder	Chile	Chilean pesos	118,439	156,492
Total					118,439	156,492

11.2                                Accounts payable:

11.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2018	12.31.2017
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda,	Related to Shareholder	Brazil	Brazilian real	13,071,945	15,891,797
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	10,228,960	12,458,055
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	2,313,931	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	1,879,935	2,539,052
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	627,668	2,807,572
Foreign	UBI 3 (Ades)	Related to Shareholder	Brazil	Brazilian real	517,768	—
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Argentine pesos	392,217	71,276
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	124,682	—
Foreign	Monster	Related to Shareholder	Brazil	Brazilian real	72,208	—
Foreign	Verde Campo	Related to Shareholder	Brazil	Brazilian real	18,660	—
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	—	193,685

Total					29,247,974	33,961,437

11.3                       Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 06.30.2018
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	71,170,250
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	2,751,437
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,875,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	392,989
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	7,985,433
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	6,272,441
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	402,792
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	325,351
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	1,700,598
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	1,782,865
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	20,613,464
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	1,200,209
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	759,871
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	91,685
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	47,794,249
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Brazilian real	3,203,470
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	52,708,057
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	6,347,282
Foreign	Coca-Cola Peru	Related to Shareholder	Peru	Purchase of concentrate and marketing recovery	U.S. dollar	519,973
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	367,747
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	146,116
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	382,589
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	101,490

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2017
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	140,609,445
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	1,823,190
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,989,115
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	2,163,225
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	20,865,624
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	12,617,540
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	477,188
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	357,456
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale services and others	Chilean pesos	14,944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	2,960,894
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	2,942,690
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,561,124
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,650,329
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	1,676,013
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	90,032
99.279.000-8	Euroamerica Seguros de Vida S.A.	Related to director	Chile	Purchase of insurance policies	Chilean pesos	312,231
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Chilean pesos	196,738,018
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Chilean pesos	5,099,040
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	272,541,272
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	12,584,231
Foreign	KAIK Participações	Associate	Brazil	Refund and other purchases	Brazilian real	6,614
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	104,103
Foreign	Coca-Cola Peru	Related to Shareholder	Peru	Purchase of concentrate and marketing recovery	U.S. dollar	7,147,534
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	574.881
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Sale of products	Chilean pesos	652.588
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1.444.162
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	317.565
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	538.546

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	06.30.2018	06.30.2017
	ThCh$	ThCh$
Executive wages, salaries and benefits	3,635,369	3,176,984
Director allowances	739,123	757,100
Total	4,374,492	3,934,084

NOTE 12 — CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Accrued vacations	15,684,049	20,769,275
Employee remuneration payable	7,193,818	15,186,368
Indemnities for years of service	8,881,999	8,286,355
Total	31,759,866	44,241,998

	ThCh$	ThCh$
Current	22,877,867	35,955,643
Non-current	8,881,999	8,286,355
Total	31,759,866	44,241,998

12.1                        Indemnities for years of service

The movements of post-employment benefits that are determined as stated in Note 2 are detailed as follows:

Movements	06.30.2018	12.31.2017
	ThCh$	ThCh$
Opening balance	8,286,355	8,157,745
Service costs	1,937,987	1,727,905
Interest costs	275,035	300,755
Net actuarial losses	(546,153)	(530,059)
Benefits paid	(1,071,225)	(1,369,991)
Total	8,881,999	8,286,355

12.1.1                       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	06.30.2018	12.31.2017

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

12.2                                Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	06.30.2018	06.30.2017
	ThCh$	ThCh$
Wages and salaries	92,649,860	114,805,284
Employee benefits	22,861,690	24,797,021
Severance and post-employment benefits	2,993,972	2,967,670
Other personnel expenses	7,150,386	7,003,037
Total	125,655,908	149,573,012

12.3                                 Number of Employees

	06.30.2018	06.30.2017

Number of employees	14,868	14,744
Number of average employees	15,110	15,199

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

				Carrying Value		Percentage interest
Taxpayer ID	Name	Country of Incorporation	Functional Currency	06.30.2018	12.31.2017	06.30.2018	12.31.2017
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,882,963	18,528,567	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	20,227,365	22,163,333	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	Brazilian real	1,136,043	1,228,350	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	Brazilian real	99,981	189,290	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	21,321,467	23,079,130	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	5,857,078	6,359,428	7.52%	7.52%
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	Chilean peso	17,057,707	15,260,971	35.00%	35.00%
Total				84.582.604	86,809,069

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

13.2              Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	06.31.2018	12.31.2017
	ThCh$	ThCh$
Opening Balance	86,809,069	77,197,781
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.)	1,500,000	15,570,161
Dividends received	—	(1,540,090)
Share in operating income	1,118,366	932,340
Unrealized income	42,633	85,268
Increase (Decrease) due to foreign currency translation differences	(4,887,464)	(5,436,391)
Ending Balance	84,582,604	86,809,069

The main movements for the first half ended June 30, 2018 and fiscal year ended December 31, 2017, are the following:

•             During the first half ended June 30, 2018, Embotelladora Andina S.A. has made capital contributions in Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$1,500,000.

•             During fiscal year 2017, Leão Alimentos e Bebidas Ltda. carried out capital increases.  Rio de Janeiro Refrescos Ltda. participated in these capital increases regarding its ownership interest for amounts of ThCh$5,385,161.

•             During fiscal year 2017, Embotelladora Andina S.A. has made capital contributions to Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$10,185,000.

•             During  fiscal year 2017, Envases CMF S.A. declared ThCh$1,540,090 in dividends, which were paid during the second half of 2017.

•             During the first half ended June 30, 2018 and fiscal year ended December 2017, Sorocaba Refrescos S.A. did not distribute dividends.

13.3 Reconciliation of share of profit in investments in associates:

Details	06.30.2018	06.30.2017
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	1,118,366	1,241,622

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(377,465)	(387,910)

Amortization of Fair Value in Envases CMF S.A.	42,633	82,843
Income Statement Balance	783,534	936,555

13.4              Summary financial information of associates:

The following table presents summarized information regarding the Company´s equity investees as of June 30, 2018:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	70,025,846	96,411,081	10,035,997	359,583	236,666,536	87,704,450	49,264,723
Total liabilities	31,748,326	43,107,426	32	109,631	50,647,015	11,468,659	1,109,783
Total revenue	24,272,401	8,830,642	144,010	246,574	69,644,699	1,551,985	784,778
Net income (loss) of associate	623,525	(137,821)	144,010	246,574	(362,262)	871,097	298,864

Reporting date	06-30-2018	05-31-2018	05-31.2018	05-31-2018	05-31-2018	05-31-2018	05-31-2018

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	06-30-2018			12-31-2017
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	645,147,214	(157,466)	644,989,748	656,411,004	(116,387)	656,294,617
Software	29,226,733	(22,229,914)	6,996,819	27,595,084	(21,087,741)	6,507,343
Others	498,686	(27,768)	470,918	511,470	(40,552)	470,918
Total	674,872,633	(22,415,148)	652,457,485	684,517,558	(21,244,680)	663,272,878

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	06.30.2018	12.31.2017
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	304,929,256	304,969,889
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	170,579,932	187,695,738
Paraguay	168,896,431	162,825,074
Argentina (North and South)	584,129	803,916
Total	644,989,748	656,294,617

The movement and balances of identifiable intangible assets are detailed as follows:

	01-01-2018 to 06-30-2018				01-01-2017 to 12-31-2017
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	656,294,617	470,918	6,507,343	663,272,878	674,920,063	470,918	5,605,081	680,996,062
Additions	—	—	1.780.908	1.780.908	11,923,449 (1)	—	2,907,715	14,831,164
Amortization	(41.079)	—	(1.142.172)	(1.183.251)	(116,387)	—	(1,842,933)	(1,959,320)
Other increases (decreases) (2)	(11,263,790)	—	(149,260)	(11.413.050)	(30,432,508)	—	(162,520)	(30,595,028)
Total	644,989,748	470,918	6,996,819	652,457,485	656,294,617	470,918	6,507,343	663,272,878

(1)         Corresponds to distribution rights paid in Argentina, Paraguay and Chile resulting from the transaction in which The Coca-Cola Company acquired the “AdeS” business described in previous notes.

(2)         Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2                        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts indicating a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash-generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: (investment in the associate Sorocaba)

•                  Brazil: (investment in the associate Leão Alimentos S.A.)

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2017 was estimated with the Capital Asset Pricing Model, which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

Discount Rate
2017
Argentina	17.1%
Chile	7.2%
Brazil	9.6%
Paraguay	9.1%

Management carries out the annual goodwill impairment test as of December 31 of each year for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 2.5% depending on the level of per capita consumption of the products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows and EBITDA margin.

For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  EBITDA Margin: corresponds to an increase or decrease of up to 150 bps of the EBITDA margin of the operations.

•                  Discount rate: corresponds to an increase or decrease of 150 bps in the discount rate of future cash flows

14.2.3              Conclusions

The Company performs annual impairment tests, and as a result of the annual test for 2017, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.  As of the date of the report, no signs of impairment have been detected.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in Goodwill as of June 30, 2018 and December 31, 2017 is detailed as follows:

Operating segment	01.01.2018	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	06.30.2018
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	73,509,080	—	—	(4,830,035)	68,679,045
Argentine operation	4,672,971	—	—	(1,473,153)	3,199,818
Paraguayan operation	6,913,143	—	—	265,889	7,179,032
Total	93,598,217	—	—	(6,037,299)	87,560,918

Operating segment	01.01.2017	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	81,145,834	—	—	(7,636,754)	73,509,080
Argentine operation	5,972,515	—	—	(1,299,544)	4,672,971
Paraguayan operation	7,298,133	—	—	(384,990)	6,913,143
Total	102,919,505	—	—	(9,321,288)	93,598,217

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	06.30.2018	12.31.2017
	ThCh$	ThCh$
Bank loans	19,955,324	31,470,003
Bonds payable	20,627,854	20,156,295
Deposits in guarantee	13,569,205	13,849,504
Derivative contract obligations (see note 20)	—	445,278
Leasing agreements	1,486,082	2,060,325
Total	55,638,465	67,981,405

Non-current	06.30.2018	12.31.2017
	ThCh$	ThCh$
Bank loans	4,029,563	13,057,542
Bonds payable	666,979,447	648,228,554
Leasing agreements	12,659,313	14,481,105
Total	683,668,323	675,767,201

The fair value of financial assets and liabilities as of June 30, 2018 and December 31, 2017 is presented below:

Current	Book Value 06.30.2018	Fair Value 06.30.2018	Book Value 12.31.2017	Fair Value 12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	109,655,739	109,655,739	136,242,116	136,242,116
Other financial assets (3)	4,000,101	4,000,101	14,138,161	14,138,161
Trade and other accounts receivable (3)	134,414,741	134,414,741	191,284,680	191,284,680
Accounts receivable from related companies (3)	2,621,302	2,621,302	5,370,232	5,370,232
Bank loans (1)	19,955,324	18,666,267	31,470,003	31,006,898
Bonds payable (2)	20,627,854	23,078,044	20,156,295	22,484,452
Deposits in guarantee (3)	13,569,206	13,569,206	13,849,504	13,849,504
Derivative contract obligations (3) (see note 20)	—	—	445,278	445,278
Leasing agreements (3)	1,486,082	1,486,082	2,060,325	2,060,325
Trade and other accounts payable (3)	180,931,055	180,931,055	257,519,477	257,519,477
Accounts payable from related companies (3)	29,247,974	29,247,974	33,961,437	33,961,437

Non-current	06.30.2018	06.30.2018	12.31.2017	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	89,116,846	89,116,846	74,259,085	75,259,085
Trade and other receivables	1,858,581	1,858,581	2,395,851	2,395,851
Accounts receivable from related companies (3)	118,439	118,439	156,492	156,492
Bank loans (1)	4,029,563	3,748,912	13,057,542	11,588,575
Bonds payable (2)	666,979,447	745,022,363	648,228,554	722,044,324
Leasing agreements (3)	12,659,313	12,659,313	14,481,105	14,481,105
Trade and other accounts payable (3)	906,716	906,716	1,132,926	1,132,926

(1)             The fair values are based on discounted cash flows using market discount rates as of the first half and year-end and are Level 2 fair value measurements.

(2)             The fair value of corporate bonds is classified as Level 2 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

15.1.1 Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	06.30.2018	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97032000-8	Banco Bilbao Viscaya Argentaria	Chile	Chilean pesos	Monthly	3.64%	3.64%	—	—	—	300,000
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	358,816	358,815	717,631	709,794
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20.00%	20.00%	—	—	—	9,965,133
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	Argentine pesos	Monthly	20.00%	20.00%	—	—	—	3,352,417
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.48%	7.48%	—	—	—	298,456
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	6.63%	6.63%	—	—	—	1,359,471
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	105,892	205,709	311,601	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	79,036	231,381	310,417	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	7.15%	7.15%	—	—	—	1,611,747
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	4.50%	4.50%	—	—	—	2,541,016
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Quarterly	4.50%	4.50%	1,738,564	577,270	2,315,834	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	6.24%	6.24%	16,299,841	—	16,299,841	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Bano Itaú	Brazil	Brazilian real	Semiannually	6.24%	6.24%	—	—	—	11,331,969
Total												19,955,324	31,470,003

15.1.2 Bank obligations, non-current

										Maturity
													More 4
													years
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	Up to 5	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	06.30.2018
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	1,767,000	—	—	—	—	1,767,000
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	103,868	40,534	40,534	96,774	—	281,710
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	201,149	47,627	—	—	—	248,776
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	1,732,077	—	—	—	—	1,732,077

Total															4,029,563

15.1.2 Bank obligations, non-current December 31, 2017

										Maturity
										1 year up
Indebted Entity			Creditor Entity				Type	Effective	Nominal	to	More 2 years	More 3 years	More 4 years	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	31.12.2017
										M$	M$	M$	M$	M$	M$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	2.1%	2.1%	2,092,245	—	—	—	—	2,092,245
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	7.48%	7.5%	125,461	125,461	125,461	627,305	—	1,003,688
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.6%	6.6%	504,700	197,779	44,639	128,887	—	876,005
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	1,593,608	1,202,096	663,779	2,449,851	—	5,909,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.5%	4.5%	3,176,270	—	—	—	—	3,176,270
Total															13,057,542

15.1.3 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

15.2.1                       Bonds payable

	Current		Non-current		Total
Composition of bonds payable	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	21,034,618	20,547,117	669,989,626	651,459,940	691,024,244	672,007,057
Expenses of bond issuance and discounts on placement	(406,764)	(390,822)	(3,010,179)	(3,231,386)	(3,416,943)	(3,622,208)
Net balance presented in statement of financial position	20,627,854	20,156,295	666,979,447	648,228,554	687,607,301	668,384,849

15.2.2              Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

							Date
		Face	Unit of	Interest	final	Interest	Amortization
	Series	amount	Adjustment	rate	Maturity	Payment	of capital	06.30.2018	12.31.2017
								ThCh$	ThCh$
Bonds, current portion
CMF Registration N°254 CMF 06.13.2001	B	2.228.199	UF	6.5%	06.01.2026	Semiannually	06.01.2018	6,312,122	6,071,687
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	601,741	597,049
CMF Registration N°759 08.20.2013	C	750,000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	7,007,709	6,959,157
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	1,513,859	1,502,299
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	995,347	998,409
Bonds USA	—	575,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	4,603,840	4,418,516
Total current portion								21,034,618	20,547,117
Bonds non-current portion
CMF Registration N°254 CMF 06.13.2001	B	2.228.199	UF	6.5%	06.01.2026	Semiannually	06.01.2018	54,509,784	56,795,423
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	40,738,155	40,197,210
CMF Registration N°759 08.20.2013	C	750,000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	10,184,538	13,399,069
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	108,635,080	107,192,560
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	81,476,319	80,394,428
Bonds USA	—	575,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	374,445,750	353,481,250
Bonds non-current portion								669,989,626	651,459,940

Accrued interest included in the current portion of bonds totaled ThCh$8,239,565 and ThCh$8,105,642 at June 30, 2018 and December 31, 2017, respectively.

15.2.3                       Non-current maturities

		Year of maturity				Total non- current
		more than 1	more than 2	more than 3
	Series	to 2	to 3	to 4	More than 5	06.30.2018
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	6,395,708	6,811,430	7,254,172	34,048,475	54,509,785
SVS Registration N°641 08.23.2010	C	—	1,851,685	3,703,370	35,183,100	40,738,155
SVS Registration N°759 08.20.2013	C	6,741,621	3,442,917	—	—	10,184,538
SVS Registration N°760 08.20.2013	D	—	—	—	108,635,080	108,635,080
SVS Registration N°760 04.02.2014	E	—	—	—	81,476,318	81,476,318
Bonds USA	—	—	—	—	374,445,750	374,445,750
Total		13,137,329	12,106,032	10,957,542	633,788,723	669,989,626

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating as of June 30, 2018:

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of June 30, 2018, is the following:

BBB                     :                    Standard&Poors rating

BBB+              :                    Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5                                                              Restrictions

15.2.5.1                                                    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.0% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.5.2                                                    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

The outstanding series as of June 30, 2018, is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of June 30, 2018 is UF 2,228 million.

Series B was issued with charge to the bonds line registered with the Securities Registered under number 254 dated September 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Interim Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of June 30, 2018, indebtedness level is 0.85 times of Consolidated Equity.

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of June 30, 2018, this index is 1.64 times.

Restrictions regarding bond lines registered in the Securities Registered under number 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of June 30, 2018, the balance of outstanding capital is UF 1.5 million.

Series C was issued with charge to the Bond Lines registered with the Securities Registrar, under number 641, on August 23, 2010.

Regarding Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of June 30, 2018, Net Financial Debt was 0.71 times.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of June 30, 2018, this index is 1.64 times.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of June 30, 2018, Net Financial Coverage level is 7.54 times.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuances were structured into three series.

•             Series C outstanding as of June 30, 2018, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of June 30, 2018, is UF 0.625 million.

•             Series D and E outstanding as of June 30, 2018, for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August 2013 (series D) and UF 3 million during April 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance as of June 30, 2018, of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of June 30, 2018, Indebtedness Level is 0.71 times of Consolidated Equity.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of June 30, 2018, this index is 1.64 times.

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of June 30, 2018, and December 31, 2017, the Company complies with all financial collaterals.

15.2.6                                                              Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding as of December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2017, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these Consolidated Interim Financial Statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

15.3.1                       Derivative contract obligations

Please see details in Note 20.

15.4.1       Current liabilities for leasing agreements

Indebted Entity		Creditor Entity							Maturity		Total
Name	Country	Tax ID	type	Type	Currency	Amortization Type	Effective rate	Nominal rate	Up to 90 days	90 days to 1 year	at 06.30.2018	At 12.31.2017
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.215%	10.227%	9,458	20,942	30,400	41,467
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	67,050	128,864	195,914	504,815
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	118,224	213,985	332,209	528,801
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	151,664	483,704	635,368	657,610
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	292,191	—	292,191	327,632
Total											1,486,082	2,060,325

15.4.2     Non-current liabilities for leasing agreements June 30, 2018

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	06.30.2018
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	717,956	811,184	916,740	764,907	9,448,526	12,659,313
														12,659,313

15.4.3                     Non-current liabilities for leasing agreements December 31, 2017

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax, ID	Name	Country	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	11,764	—	—	—	—	11,764
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	73,799	—	—	—	—	73,799
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	105,807	—	—	—	—	105,807
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	743,100	839,703	948,864	1,072,216	10,685,852	14,289,735
Total															14,481,105

15.4.4 Current and non-current leasing agreements obligations “Restrictions”

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	06.30.2018	12.31.2017
	ThCh$	ThCh$
Trade accounts payable	130,868,184	187,872,116
Withholdings tax	30,095,981	49,857,086
Accounts payable Inamar Ltda. (1)	8,202,656	356,221
Others	12,670,950	20,566,980
Total	181,837,771	258,652,403

Current	180,931,055	257,519,477
Non-current	906,716	1,132,926
Total	181,837,771	258,652,403

(1)         On December 3, 2015, property was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$17,292,040 equivalent to UF 675,000, of which there is an approximate balance of ThUF 303. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to eight years excluding renewal options.

Accruable liabilities pursuant to the Company’s operating leasing agreements are detailed as follows:

ThCh$
Maturity within one year	2,819,448
Maturity between one and five years	2,836,134
Maturity more than five years	—
Total	5,655,582

Total expenses related to operating leases maintained by the Company as of June 30, 2018 amount to ThCh$3,347,358.

NOTE 17 — CURRENT AND NON-CURRENT PROVISIONS

17.1                                 Balances

This account is detailed as follows:

Description	06.30.2018	12.31.2017
	M$	M$
Litigation (1)	63,015,096	65,624,166
Total	63,015,096	65,624,166

Current	2,441,074	2,676,418
Non-current	60,574,022	62,947,748
Total	63,015,096	65,624,166

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, detailed as follows:

Detail (see note 21.1)	06.30.2018	12.31.2017
	ThCh$	ThCh$
Tax Contingencies	46,533,654	49,185,234
Labor Contingencies	9,546,592	10,468,704
Civil Contingencies	6,934,850	5,970,228
Total	63,015,096	65,624,166

17.2                                 Movements

The movement of principal provisions over law suits is detailed as follows:

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Opening Balance as of January 01	65,624,166	73,081,893
Additional provisions	29,964	2,493,968
Increase (decrease) in existing provisions	(2,651,741)	(19,083,499)
Payments	5,450,524	22,985,793
Reverse unused provision (*)	138,391	(6,769,384)
Increase (decrease) due to foreign exchange differences	(5,576,208)	(7,084,605)
Total	63,015,096	65,624,166

(*) During 2017 there was a reversal of provisions amounting to Th$6,769,384, which resulted from fines demanded by the Brazilian Treasury on the use of IPI tax credits in the Free Zone of Manaus, because of favorable rulings on the subject for Rio de Janeiro Refrescos Ltda.

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Dividend payable	21,747,410	21,679,922
Other	4,849,630	5,328,055
Total	26,597,040	27,007,977

Current	26,443,434	27,007,977
Non-current	153,606	—
Total	26,597,040	27,007,977

NOTE 19 —   EQUITY

19.1                                 Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2018	2017	2018	2017	2018	2017
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1              Equity:

	Subscribed Capital		Paid-in capital
Series	2018	2017	2018	2017
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                       Rights of each series:

•                                                   Series A: Elects 12 of the 14 Directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2018, the shareholders agreed to pay out of the 2017 earnings are final dividend to complete the 30% required by the Law 18,046 which will be paid in May 2018 , and an additional dividend will be paid in August 2018.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Accumulated earnings at the date of IFRS adoption as of January 1, 2009, amounted to ThCh$ 19,260,703, of which ThCh$ 8,877,402 have been realized as of June 30, 2018 , and are available for distribution as dividends in accordance with the following:

	Event when amount is	Amount of accumulated earnings at	Realized at	Amount of accumulated earnings at
Description	realized	01.01.2009	06.30.2018	06.30.2018
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,887,464)	2,912,920
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,640,162	7,293,463
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(769,885)	176,918
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,444,960	—
Total		19,260,703	(8,877,402)	10,383,301

The dividends declared and paid per share are presented below:

Period		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share

2017	January	Interim	2016	19.00	20.90
2017	May	Final	2016	19.00	20.90
2017	August	Additional	Retained Earnings	19.00	20.90
2017	October	Interim	2017	19.00	20.90
2018	January	Interim	2017	21.50	23.65
2018	May	Final	2017	21.50	23.65
2018	August (*)	Additional	Retained Earnings	21.50	23.65

(*) Dividend payment pending

19.3                                 Reserves

The balance of other reserves includes the following:

Description	06.30.2018	12.31.2017
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(291,106,499)	(237,077,572)
Cash flow hedge reserve	(9,264,454)	(3,094,671)
Reserve for employee benefit actuarial gains or losses	(1,942,588)	(1,915,587)
Legal and statutory reserves	5,435,538	5,435,538
Total	124,823,517	185,049,228

19.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A., which was the value of the capital increase notarized in legal terms.

19.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4                       Legal and statutory reserves

The balance of other reserves is established through the following concept:

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 as of December 31, 2009

19.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	06.30.2018	12.31.2017
	ThCh$	ThCh$
Brazil	(114,421,978)	(90,156,924)
Argentina	(156,201,191)	(128,348,112)
Paraguay	3,771,043	(4,862,332)
Exchange rate differences in related companies	(24,254,373)	(13,710,204)
Total	(291,106,499)	(237,077,572)

The movement of this reserve for the fiscal years ended June 30, 2018 and December 31, 2017, is detailed as follows:

Details	06.30.2018	12.31.2017
	ThCh$	ThCh$
Brazil	(33,157,739)	(32.963.533)
Argentina	(29,504,563)	(19.961.899)
Paraguay	8,633,375	(15.407.785)
Total	(54,028,927)	(68,333,217)

19.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. As of June 30, 2018 and December 31, 2017 , this account is detailed as follows:

	Non-controlling Interests
	Ownership %		Shareholders’ Equity		Income
Details	2018	2017	June 2018	December 2017	June 2018	December 2017
			ThCh$	ThCh$	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	11,342	13,765	3,499	5,590
Andina Empaques Argentina S.A.	0.0209	0.0209	1,780	2,213	334	711
Paraguay Refrescos S.A.	2.1697	2.1697	5,077,303	5,045,792	297,507	502,945
Vital S.A.	35.0000	35.0000	8,278,787	9,261,108	267,476	283,327
Vital Aguas S.A.	33.5000	33.5000	1,876,401	2,117,098	(73,096)	151,647
Envases Central S.A.	40.7300	40.7300	5,487,835	5,483,317	(62,393)	220,715
Total			20,733,448	21,923,293	433,327	1,164,935

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	06.30.2018
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	26,778,012	29,455,338	56,233,350
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	56.58	62.24	59.41

Earnings per share	06.30.2017
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	25,001,701	27,501,428	52,503,129
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	52.83	58.11	55.47

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets.

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for UF/USD and BRL/USD, for which it is necessary to discount future cash flows in UFs, in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the UF Zero-Coupon, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing dates as of June 30, 2018 and December 31, 2017 , the Company held the following derivative instruments:

20.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swaps associated with US Bonds

At June 30, 2018, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of June 30, 2018 amounted to ThCh$83,286,499. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$12,015,169 and has been recognized within other equity reserves as of June 30, 2018. The ineffective portion for ThCh$1,693,339 in losses associated with this hedge was recorded in other gains and losses as of June 30, 2018.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$23,708,899 as of June 30, 2018.

20.2. Forward currency transactions expected to be very likely:

During 2018 and 2017, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was US$62,1 million as of June 30, 2018 (US$62.8 million as of December 31, 2017). These agreements were recorded at fair value, resulting in net earnings due to hedge recycling of ThCh$1,105,502 for the period ended June 30, 2018 , and a hedge asset of ThCh$3,987,265.

Contracts that ensure future flows of foreign currency have been designated as hedge agreements, as of June 30, 2018 with a pending amounted to be recycled to income in the amount of ThCh$2,750,715.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

As of June 30, 2018, the Company had total assets related to its foreign exchange derivative contracts for ThCh$87,273,764 (ThCh$62,367,852  as of December 31, 2017), as of June 30, 2018 no liabilities have been recorded in regards to foreign currency derivative contracts (ThCh$445,278  as of December 31, 2017). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:           quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at June 30, 2018
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Current financial assets	—	3,987,265		3,987,265
Other non-current financial assets	—	83,286,499	—	83,286,499
Total assets	—	87,273,764	—	87,273,764

Liabilities
Current liabilities
Other current financial liabilities	—	—	—	—
Total liabilities	—	—	—	—

	Fair Value Measurements at December 31, 2017
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	469,019	—	469,019
Other non-current financial assets	—	61,898,833	—	61,898,833
Total assets	—	62,367,852	—	62,367,852
Liabilities
Current liabilities
Other current financial liabilities	—	445,278	—	445,278
Total liabilities	—	445,278	—	445,278

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                                                        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1) Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,099,020. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$466,770 to guaranty judicial liabilities

2) Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$54,475,002. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees as of June 30, 2018 and December 31, 2017, amounted to ThCh$29,197,711  and ThCh$31,953,725 respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$666,671,809 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.34% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for R$598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for R$135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$341,845,707.

The Company rejects the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting R$1,103,585,800 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount R$142,907,012 equivalent to ThCh$24,135,711.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criterion, an initial provision has been made in the business combination accounting for an amount of R$39,242,235 equivalent to ThCh$ 6,627,661.

3) Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$7,373,391. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)   Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$67,683. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2                                 Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	06.30.2018	12.31.2017
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,991,202	17,991,202
Gas Licuado Lipigas S.A	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Hospital Militar	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,791	4,727
Parque Arauco	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	5,345	5,345
Aeropuerto Nuevo Pudahuel	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	10,129	10,129
Hospital FACH	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	697	697
Inmob. E Invers. Supetar Ltda	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	4,579	4,579
Bodegas San Francisco Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	6,483	6,483
Maria Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Inmobiliaria Portofino	Red de Transportes comerciales Ltda.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	900	—
Telefonica Chile S.A	Red de Transportes comerciales Ltda.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,000	—
Inmobiliaria San Martin Logista S.A	Red de Transportes comerciales Ltda.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	3,461	—
Importadora Casa y Regalos	Red de Transportes comerciales Ltda.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	2,657	—
Reclamaciones Trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,008,294	4,626,086
Reclamaciones Civiles Y Tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	11,740,966	13,104,186
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	12,448,451	14,223,453
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	451	659
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	677	989
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	707
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	484	12
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	8	38,315
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	26,236	72,768
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	49,828	2,943
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,015	455,104
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	311,633	140
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	96	5,934
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	4,063	8,249
Locadores Varios	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	5,649	53,900
Aduana De EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	51,985	6,608
Municipalidad De Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,525	5,755
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,950	8,853
Municipalidad De Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	6,062	128
Migoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	88	—
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	137	1,226
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	840	62
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	43	403
Fondo Fima Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current, financial assets	276	519
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	3,964	3,782
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	847	800
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	742	715
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,172	1,107
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,116	1,054
Total					47.707.547	50,651,324

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Warranty creditor	Name	Relationship	Guarantee	Type	06.30.2018	12.31.2017
					ThCh$	ThCh$
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	—	2,050
Inmobiliaria e Inversiones Gestion Activa Ltda	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	—	4,585
Inmobiliaria Portofino	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	900
Teléfonica Chile S.A.	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	1,000
Inmobiliaria San Martin Logista S.A	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	3,461
Procesos trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	1,360,417	1,496,862
Procesos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	6,647,719	7,185,511
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	86,808,972	91,903,312
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	23,918,009	20,527,817
HSBC	Sorocaba Refrescos S.A.	Associate	Loan	co-signers	3,377,820	3,716,747
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,128,871	2,449,103
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	67,560	63,777
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	374,287	347,990

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of June 30, 2018 , the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF11.353 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$575 million, denominated in dollars, and practically 100% of which has been re-denominated to UF and BRL through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended.  The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than US$250,000 according to the country’s reality.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days.  Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned.  The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required.  Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A.  (AA rating —according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 86% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$48,592,805 . A provision of ThCh$1,191,562 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration.  The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

c.               Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)   Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of June 30, 2018, the Company maintains a net investment of ThCh$70,136,658 in Argentina, composed by the recognition of assets amounting to ThCh$135,950,122 and liabilities amounting to Ch$65,813,464. These investments accounted for 27.8% of the Company’s consolidated sales revenues

As of June 30, 2018, the Argentine peso devalued by 31.5% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,034,544 and a decrease in equity of ThCh$2,830,521, originated by lower asset recognition of ThCh$6,333,714 and by lower liabilities recognition of ThCh$3,503,193.

a.2 Investment in Brazil

As of June 30, 2018, the Company maintains a net investment of ThCh$242,146,486 in Brazil, composed by the recognition of assets amounting to ThCh$734,797,921 and liabilities amounting to ThCh$492,651,435. These investments accounted for 31.5% of the Company’s consolidated sales revenues.

As of June 30, 2018, the Brazilian Real devalued by 9.1% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$776,625 and a decrease in equity of ThCh$11,583,081, originated by lower asset recognition of ThCh$34,464,382 and by lower liabilities recognition of ThCh$ 22,881,301 .

a.3 Investment in Paraguay

As of June 30, 2018, the Company maintains a net investment of ThCh$234,030,119 in Paraguay, composed by the recognition of assets amounting to ThCh$275,224,245 and liabilities amounting to ThCh$41,194,126. These investments accounted for 8.5% of the Company’s consolidated sales revenues.

As of June 30. 2018, the Paraguayan Guarani appreciated by 3,8% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní appreciated by 5% with respect to the Chilean Peso, the Company would have higher income from the operations in Paraguay of ThCh$685,583 and an increase in equity of ThCh$12,074,866 originated by higher asset recognition of ThCh$13,743,938 and higher liabilities recognition of ThCh$1,669,073.

b)   Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of June 30, 2018 , the Company maintains a net liability position totaling ThCh$369,943,732, basically composed of bonds payable for ThCh$379,049,590 offset partially by financial assets denominated in dollars for ThCh$9,105,858

All U.S. Dollar liabilities amounting to ThCh$379,049,590 correspond to dollar liabilities of the Chilean and Brazilian operations and are, therefore, exposed to the volatility of the Chilean peso against the U.S. Dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of June 30, 2018 , to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$1,245,968.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations.  This policy stipulates a 12-month forward horizon.  As of June 30, 2018, US$62.1 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$2,901,199 as of June 30, 2018. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these Consolidated Financial Statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$4,106,339  in earnings for the period ended June 30, 2018 . To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	20,218,667	1,919,698	821,849	758,785	96,849
Bond payable	44,554,839	44,319,252	42,540,553	40,828,528	747,700,738
Operating lease obligations	7,688,358	9,424,962	8,822,351	8,781,227	23,236,395
Purchase obligations	35,311,416	1,715,788	252,543	154,360	154,970
Total	107,773,280	57,379,700	52,437,296	50,522,900	771,188,952

NOTE 23 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2018	01.01.2017	04.01.2018	04.01.2017
Details	06.30.2018	06.30.2017	06.30.2018	06.30.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs	375,607,672	400,623,344	167,241,303	179,986,976
Payroll and employee benefits	125,655,908	149,573,012	56,197,083	75,596,715
Transportation and distribution	71,525,461	73,370,726	30,969,747	31,265,040
Marketing	15,773,886	18,492,837	6,432,265	6,500,926
Depreciation and amortization	45,099,039	50,320,345	22,901,775	25,495,169
Repairs and maintenance	6,827,507	16,305,298	374,646	9,998,389
Other expenses	91,788,459	85,217,180	51,823,682	41,814,372
Total	732,277,932	793,902,742	335,940,501	370,657,587

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

NOTE 24 — OTHER INCOME

Other income by function is detailed as follows:

	01.01.2018	01.01.2017	04.01.2018	04.01.2017
Details	06.30.2018	06.30.2017	06.30.2018	06.30.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	118,219	175,411	88,576	134,328
PIS/CONFINS Leasing tax recovery	55,180	37,955	16,650	—
Others	66,582	174,662	50,672	169,245
Total	239,981	388,028	155,898	303,573

NOTE 25 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2018	01.01.2017	04.01.2018	04.01.2017
Detail	06.30.2018	06.30.2017	06.30.2018	06.30.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Contingencies and Non-operating fees	6,228,526	5,417,307	2,636,011	2,494,504
Tax on bank debits	2,733,324	3,938,074	642,158	1,811,968
Disposal and write-off of Property, plant and equipment	75,098	58,486	288,552	27,956
Others	275,968	377,229	69,522	267,322
Total	9,312,916	9,791,096	3,636,243	4,601,750

NOTE 26 — FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2018	01.01.2017	04.01.2018	04.01.2017
Detail	06.30.2018	06.30.2017	06.30.2018	06.30.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	1,557,966	5,046,219	525,485	1,801,691
Other interest income	1,894,205	1,002,654	1,035,328	769,129
Total	3,452,171	6,048,873	1,560,813	2,570,820

b)             Finance expenses

	01.01.2018	01.01.2017	04.01.2018	04.01.2017
Detail	06.30.2018	06.30.2017	06.30.2018	06.30.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	19,354,730	21,381,247	9,480,550	10,424,856
Bank loan interest	1,347,677	3,044,180	833,221	1,704,269
Other interest costs	2,527,205	2,822,715	1,243,619	1,311,857
Total	23,229,612	27,248,142	11,557,390	13,440,982

NOTE 27 — OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2018	01.01.2017	04.01.2018	04.01.2017
Details	06.30.2018	06.30.2017	06.30.2018	06.30.2017
	ThCh$	ThCh$	ThCh$	ThCh$
(Losses) gains on ineffective portion of hedge derivatives	(1,693,339)	(1,488,230)	(896,741)	(901,593)
Other income and (expenses)	92	(1,189)	92	—
Total	(1,693,247)	(1,489,419)	(896,649)	(901,593)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of June 30, 2018 and December 31, 2017, are the following:

CURRENT ASSETS	06.30.2018	12.31.2017
	ThCh$	ThCh$
Cash and cash equivalents	109,655,739	136,242,116
US Dollars	9,105,858	6,973,298
Euros	55,399	17,245
Chilean pesos	74,247,386	80,985,719
Brazilian Real	17,492,968	21,779,408
Argentine Pesos	1,929,971	19,681,449
Paraguayan Guarani	6,824,157	6,804,997

Other financial assets	4,000,101	14,138,161
U.S. Dollars	516,327	—
Unidad de Fomento	—	13,647,997
Brazilian Real	1,596,747	366,595
Argentine Pesos	1,862,222	123,569
Paraguayan Guarani	24,805	—

Other non-financial assets	6,202,607	5,611,861
US Dollars	14,116	70,975
Unidad de Fomento	9,790	9,790
Chilean pesos	3,729,610	3,049,402
Brazilian Real	1,429,460	1,447,790
Argentine Pesos	502,106	632,428
Paraguayan Guarani	517,525	401,476

Trade and other accounts receivable, net	134,414,741	191,284,680
US Dollars	1,035,945	541,579
Euros	22,969	112,763
Unidad de Fomento	1,544,797	1,673,147
Chilean pesos	58,185,042	75,797,942
Brazilian Real	56,001,601	75,387,122
Argentine Pesos	13,608,772	30,870,192
Paraguayan Guarani	4,015,615	6,901,935

Accounts receivable from related companies	2,621,302	5,370,232
US Dollars	—	16,674
Chilean pesos	2,621,302	5,172,144
Argentine Pesos	—	181,414

Inventory	138,115,007	131,363,000
US Dollars	2,200,013	3,046,600
Euros	—	262,204
Chilean pesos	42,572,057	39,750,597
Brazilian Real	28,809,809	33,834,631
Argentine Pesos	47,028,502	43,857,361
Paraguayan Guarani	17,504,626	10,611,607

Current tax assets	2,247,713	—
Chilean pesos	—	—
Brazilian Real	2,247,713	—

Total Current Assets	397,257,210	484,010,050
US Dollars	12,872,259	10,649,126
Euros	78,368	392,212
Unidad de Fomento	1,554,587	15,330,934
Chilean pesos	181,355,397	204,755,804
Brazilian Real	107,578,298	132,815,546
Argentine Pesos	64,931,573	95,346,413
Paraguayan Guarani	28,886,728	24,720,015

NON-CURRENT ASSETS	06.30.2018	12.31.2017
	ThCh$	ThCh$
Other financial assets	89,116,846	74,259,085
Chilean pesos	2,528,286	2,212,688
Brazilian Real	80,758,213	63,531,839
Argentine Pesos	5,830,347	8,514,558

Other non-financial assets	38,600,549	47,394,345
US Dollars	14,417	—
Unidad de Fomento	290,913	—
Chilean pesos	75,972	395,857
Brazilian Real	37,047,189	45,334,405
Argentine Pesos	1,066,274	1,626,255
Paraguayan Guarani	105,784	37,828

Trade and other receivables	1,858,581	2,395,851
Unidad de Fomento	1,798,764	2,335,322
Argentine Pesos	2,480	2,193
Paraguayan Guarani	57,337	58,336

Accounts receivable from related parties	118,439	156,492
Chilean pesos	118,439	156,492

Investments accounted for under the equity method	84,582,604	86,809,069
Chilean pesos	35,940,592	33,789,538
Brazilian Real	48,642,012	53,019,531

Intangible assets other than goodwill
US Dollars	652,457,485	663,272,878
Chilean pesos	3,959,421	3,959,421
Brazilian Real	306,763,282	307,165,028
Argentine Pesos	172,051,660	188,401,129
Paraguayan Guarani	595,583	922,226
	169,087,539	162,825,074
Goodwill
Chilean pesos	87,560,918	93,598,217
Brazilian Real	9,523,767	9,523,767
Argentine Pesos	67,658,301	72,488,336
Paraguayan Guarani	3,199,818	4,672,971
	7,179,032	6,913,143
Property, plant and equipment
US Dollars	611,617,706	659,750,499
Euros	1,129,728	190,365
Chilean pesos	4,794,834	5,362,096
Brazilian Real	264,840,570	271,391,436
Argentine Pesos	221,062,328	240,781,729
Paraguayan Guarani	55,749,507	77,580,966
	64,040,739	64,443,907
Deferred income tax assets
Argentine Pesos	2,246,560	3,212,981
	2,246,560	3,212,981

Total Non-Current Assets	1,568,159,688	1,630,849,417
US Dollars	5,103,566	4,149,786
Euros	4,794,834	5,362,096
Unidad de Fomento	2,089,677	2,335,322
Chilean pesos	619,790,908	624,634,806
Brazilian Real	627,219,703	663,556,969
Argentine Pesos	68,690,569	96,532,150
Paraguayan Guarani	240,470,431	234,278,288

	As of June 30, 2018			As of December 31, 2017
CURRENT LIABILITIES	Until 90 days	More 90 days until 1 year	Total	Until 90 days	More 90 days until 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	25,968,383	29,670,082	55,638,465	13,536,530	54,444,875	67,981,405
US Dollars	—	4,410,722	4,410,722	25,540	4,563,131	4,588,671
Unidad de Fomento	7,106,463	9,828,299	16,934,762	6,735,155	9,892,144	16,627,299
Chilean peso	—	9,937,356	9,937,356	—	10,342,404	10,342,404
Brazilian real	18,569,729	3,530,563	22,100,292	5,084,725	15,589,691	20,674,416
Argentine peso	292,191	1,104,391	1,396,582	1,691,110	13,185,694	14,876,804
Paraguayan Guaraní	—	858,751	858,751	—	871,811	871,811

Trade and other accounts payable	173,712,795	7,218,260	180,931,055	251,551,666	5,967,811	257,519,477
US Dollars	3,483,040	35,352	3,518,392	11,716,262	29,728	11,745,990
Euros	1,249,840	51,970	1,301,810	2,202,581	80,070	2,282,651
Unidad de Fomento	—	—	—	2,198,131	—	2,198,131
Chilean peso	71,186,238	7,055,194	78,241,432	82,576,800	5,823,291	88,400,091
Brazilian real	42,893,335	—	42,893,335	74,524,169	—	74,524,169
Argentine peso	44,963,174	75,744	45,038,918	69,859,508	52,403	69,911,911
Paraguayan Guaraní	9,937,168	—	9,937,168	8,472,550	(17,681)	8,454,869
Other Currency	—	—	—	1,665	—	1,665

Trade and other accounts payable to related companies	29,144,091	103,883	29,247,974	33,728,629	232,808	33,961,437
Chilean peso	10,877,427	103,883	10,981,310	15,297,780	232,808	15,530,588
Brazilian real	15,560,516	—	15,560,516	18,430,849	—	18,430,849
Argentine peso	2,706,148	—	2,706,148

Provisions	2,373,391	67,683	2,441,074	2,616,340	60,078	2,676,418
Chilean peso	2,373,391	—	2,373,391	2,616,340	—	2,616,340
Paraguayan Guaraní	—	67,683	67,683	—	60,078	60,078

Income taxes payable	1,446,910	5,093,317	6,540,227	543,874	2,641,091	3,184,965
Chilean peso	1,446,910	15,540	1,462,450	184,406	—	184,406
Brazilian real	—	—	—	359,468	359,468	718,936
Argentine peso	—	3,946,881	3,946,881	—	2,155,680	2,155,680
Paraguayan Guaraní	—	1,130,896	1,130,896	—	125,943	125,943

Employee benefits current provisions	—	22,877,867	22,877,867	—	35,955,643	35,955,643
Chilean peso	—	4,693,593	4,693,593	—	6,365,543	6,365,543
Brazilian real	—	10,869,488	10,869,488	—	16,412,363	16,412,363
Argentine peso	—	6,625,299	6,625,299	—	12,371,827	12,371,827
Paraguayan Guaraní	—	689,487	689,487	—	805,910	805,910

Other non-financial liabilities	397,865	26,045,569	26,443,434	648,171	26,359,806	27,007,977
Chilean peso	342,810	25,732,499	26,075,309	190,529	26,111,396	26,301,925
Brazilian real	27,311	—	27,311	—	—	—
Argentine peso	27,744	—	27,744	457,642	—	457,642
Paraguayan Guaraní	—	313,070	313,070	—	248,410	248,410

Total current liabilities	233,043,435	91,076,661	324,120,096	302,625,210	125,662,112	428,287,322
US Dollars	3,483,040	4,446,074	7,929,114	11,741,802	4,592,859	16,334,661
Euros	1,249,840	51,970	1,301,810	2,202,581	80,070	2,282,651
Unidad de Fomento	7,106,463	9,828,299	16,934,762	8,933,286	9,892,144	18,825,430
Chilean peso	86,226,776	47,538,065	133,764,841	100,865,855	48,875,442	149,741,297
Brazilian real	77,050,891	14,400,051	91,450,942	98,399,211	32,361,522	130,760,733
Argentine peso	47,989,257	11,752,315	59,741,572	72,008,260	27,765,604	99,773,864
Paraguayan Guaraní	9,937,168	3,059,887	12,997,055	8,472,550	2,094,471	10,567,021
Other Currency	—	—	—	1,665	—	1,665

	As of June 30, 2018				As of December 31, 2017
NON-CURRENT LIABILITIES	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	30,313,211	24,082,772	629,272,340	683,668,323	8,185,760	8,153,247	659,428,194	675,767,201
US$ Dollars	—	—	370,638,058	370,638,058	513,788	—	350,016,750	350,530,538
Unidad de Fomento	26,658,817	22,263,816	249,185,756	298,108,389	—	2,092,245	298,725,592	300,817,837
Brazilian real	3,654,394	1,818,956	9,448,526	14,921,876	7,671,972	6,061,002	10,685,852	24,418,826

Trade and other payables	906,716	—	—	906,716	1,132,926	—	—	1,132,926
US$ Dollars	654,968	—	—	654,968	748,565	—	—	748,565
Chilean peso	237,276	—	—	237,276	356,221	—	—	356,221
Argentine peso	14,472	—	—	14,472	28,140	—	—	28,140

Provisions	60,574,022	—	—	60,574,022	62,947,748	—	—	62,947,748
Chilean peso	5,000,000	—	—	5,000,000	5,000,000			5,000,000
Brazilian real	54,475,002	—	—	54,475,002	56,607,720	—	—	56,607,720
Argentine peso	23,337	—	—	23,337	1,340,028	—	—	1,340,028
Paraguayan Guaraní	1,075,683	—	—	1,075,683

Deferred income tax liabilities	14,225,142	—	107,573,497	121,798,639	19,317,808	91,769	105,794,989	125,204,566
Unidad de Fomento	—	—	1,308,577	1,308,577	—	—	—	—
Chilean peso	—	—	91,666,928	91,666,928	252,448	91,769	92,319,662	92,663,879
Brazilian real	14,225,142	—	—	14,225,142	19,065,360	—	—	19,065,360
Paraguayan Guaraní	—	—	14,597,992	14,597,992	—	—	13,475,327	13,475,327

Post-employment benefit liabilities	507,683	112,935	8,261,381	8,881,999	359,760	62,742	7,863,853	8,286,355
Chilean peso	174,304	112,935	8,261,381	8,548,620	163,756	62,742	7,863,853	8,090,351
Paraguayan Guaraní	333,379	—	—	333,379	196,004	—	—	196,004

Other non-financial liabilities	153,606	—	—	153,606	—	—	—	—
Brazilian real	153,606	—	—	153,606	—	—	—	—

Total non-current liabilities	106,680,380	24,195,707	745,107,218	875,983,305	91,944,002	8,307,758	773,087,036	873,338,796
US$ Dollars	654,968	—	370,638,058	371,293,026	1,262,353	—	350,016,750	351,279,103
Unidad de Fomento	26,658,818	22,263,816	250,494,333	299,416,967	—	2,092,245	298,725,592	300,817,837
Chilean peso	5,411,580	112,935	99,928,309	105,452,824	5,772,425	154,511	100,183,515	106,110,451
Brazilian real	72,508,143	1,818,956	9,448,526	83,775,625	83,345,052	6,061,002	10,685,852	100,091,906
Argentine peso	37,809	—	—	37,809	1,368,168	—	—	1,368,168
Paraguayan Guaraní	1,409,062	—	14,597,992	16,007,054	196,004	—	13,475,327	13,671,331

NOTE 29 — THE ENVIRONMENT (unaudited)

The Company has made disbursements totaling ThCh$778,829 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others,

These disbursements by country are detailed as follows:

	2018 Period		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be Recorded as expenses	To be capitalized to Property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	267,913	—	—	—
Argentina	169,539	—	85,674	—
Brazil	239,177	4,823	252,931	4,447,542
Paraguay	33,411	63,966	—	—
Total	710,040	68,789	338,605	4,447,542

NOTE 30 — SUBSEQUENT EVENTS

As of June 30, 2018, there are no subsequent events that may significantly affect the consolidated financial position of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, August 29, 2018